UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, July 28, 2011	Press release

Continuous progress in Alcatel-Lucent’s transformation:

Top-line growth and improvement in profitability

Full-year guidance maintained

KEY NUMBERS FOR THE SECOND QUARTER 2011

•    Revenues of Euro 3.903 billion, up 10.4% year-over-year and up 7.6% sequentially at constant currency; up 2.4% year-over-year and up 4.4% sequentially on a reported basis

•     Adjusted[2] gross profit of Euro 1.398 billion or 35.8% of revenues

•    Adjusted[2] operating income[1] of Euro 108 million or 2.8% of revenues

•     Reported net profit of Euro 43 million or Euro 0.02 per share

•    Operating cash flow[3] of Euro (18) million

•     Net (debt)/cash of Euro (376) million as of June 30, 2011

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“We are on track for the year. In the second quarter, our next-generation product sales increased sharply, delivering market share gains in IP and optics, driven by the need for capacity and all-IP network transformation. From a geographic standpoint, we enjoyed significant growth in North and Latin America as well as in Asia Pacific.”

He added:

“We have strengthened our focus on innovation by realigning our management team and sharpening our strategy further. We have accelerated actions on fixed costs and reduced internal complexity. Free cash flow improved by more than Euro 300 million in the first half of the year compared to the year ago period and throughout the company we are actively driving better working capital management for the remainder of the year.

We are reaffirming our full-year outlook to grow faster than our addressable market with an adjusted operating margin above 5% of our 2011 sales.”

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KEY HIGHLIGHTS

Second quarter revenue increased 2.4% year-over-year and increased 4.4% sequentially to Euro 3.903 billion. At constant currency exchange rates and perimeter, revenue increased 10.4% year-over-year and increased 7.6% sequentially. In particular, after a year-over-year growth of 22% in the first quarter 2011, Networks continued to see a strong double digit year-over-year increase in revenue this quarter with all divisions growing. IP revenues growth accelerated and recorded 35% year-over-year progression while optics division maintained a healthy momentum with an increase close to 6%. In access, 3G & 4G technologies drove the strong growth of the wireless division and in wireline, IPDSLAM and PON technologies more than offset the decline of legacy products. Applications revenues posted a mid single digit year-over-year increase with Networks applications growing at a double digit rate driven by next generation product portfolio and Enterprise applications fairly stable. Services revenues grew at a low single digit rate with Network & System Integration maintaining a strong double digit growth and Managed & Outsourcing Solutions significantly accelerating. From a geographic standpoint, also adjusted for constant currency, traction remained strong in North America with a year-over-year increase in sales of 18% and revenue growth in Asia Pacific significantly accelerated to reach 14% this quarter, especially driven by China whose revenue increased by more than 40% compared to the year ago quarter. Rest of World grew at a high single digit rate driven by Central & Latin America which recorded more than 30% year-over-year growth. Europe remained fairly stable with a slight increase in Western Europe compensated by a decline in Eastern Europe.

Adjusted2 operating1 income of Euro 108 million or 2.8% of revenue. Gross margin came in at 35.8% of revenue for the quarter, compared to 36.1% in the year ago quarter and 36.2% in the first quarter 2011. The year-over-year decline in gross margin mainly results from geographical & product mix and currency impact partly compensated by volume growth and by our actions to reduce fixed operations, procurement and product design costs. The sequential decline in gross margin results from geographical mix partly compensated by volume growth and by our actions to reduce fixed operations, procurement and product design costs. Operating expenses decreased 4.4% year-over-year on a reported basis and adjusted for constant currency, increased 1.7% year-over-year. This increase is driven by an increase in R&D spending related to new product development in IP and wireless while SG&A spending has been relatively stable. On a sequential basis, operating expenses decreased 3.8% as reported and decreased 1.2% at constant currency reflecting a decrease in SG&A as a result of our actions to improve operational efficiency.

Reported net income (group share) of Euro 43 million or Euro 0.02 per share. Purchase Price Adjustments amounted to Euro (65) million pre-tax and to Euro (39) million after tax.

Net (debt)/cash of Euro (376) million, versus Euro 106 million of net cash as of March 31, 2011. The sequential increase in net debt of Euro 482 million primarily reflects the lower operating cash flow of Euro (18) million, interests expenses of Euro (36) million, restructuring cash outlays of Euro (80) million, contribution to pensions and OPEB of Euro (50) million, dividend paid to minority interests shareholders in subsidiaries of Euro (69) million and capital expenditures of Euro (132) million. The slightly negative operating cash flow results from the level of adjusted operating income offset by an increase in operating working capital requirements of Euro 263 million.

Funded status of Pensions and OPEB of Euro 49 million at end of June, compared to Euro 10 million as of March 31, 2011. Excluding currency impact, the slight improvement of the funded status of Pensions & OPEB mainly results from an increase of the fair value of the plan assets offsetting the increase of our obligations due to the decrease in the discount rate used for pensions and post-retirement healthcare plans. The net effect of currency changes was negligible on the funded status this quarter.

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REPORTED RESULTS

In the second quarter, the reported net income (group share) was Euro 43 million or Euro 0.02 per diluted share (USD 0.03 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (39) million.

Reported Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)
Revenues	3,903	3,813	2.4%	3,740	4.4%
Gross profit	1,398	1,377	1.5%	1,354	3.2%
in % of revenues	35.8%	36.1%	-0.3 pt	36.2%	-0.4 pt
Operating income / (loss)(1)	43	(45)	Nm	(55)	Nm
in % of revenues	1.1%	-1.2%	2.3 pt	-1.5%	2.6 pt
Net income (loss) (Group share)	43	(184)	Nm	(10)	Nm
EPS diluted (in Euro)	0.02	(0.08)	Nm	(0.00)	Nm
E/ADS* diluted (in USD)	0.03	(0.10)	Nm	(0.01)	Nm
Number of diluted shares (million)	2,316.6	2,259.8	2.5%	2,260.8	2.5%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4523 as of June 30, 2011; 1.2291 as of June 30, 2010 and USD 1.4183 as of March 31st, 2011

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2011 adjusted2 net profit (group share) was Euro 82 million or Euro 0.04 per diluted share (USD 0.05 per ADS), which includes a restructuring charge of Euro (50 million, a net financial gain of Euro 19 million, an adjusted tax gain of Euro 21 million and a non controlling interests charge of Euro (15) million.

Adjusted Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2011	2010	(% or pt)	2011	(% or pt)
Revenues	3,903	3,813	2.4%	3,740	4.4%
Gross profit	1,398	1,377	1.5%	1,354	3.2%
in % of revenues	35.8%	36.1%	-0.3 pt	36.2%	-0.4 pt
Operating income / (loss)(1)	108	28	ca 4x	13	ca 8x
in % of revenues	2.8%	0.7%	2.1 pt	0.3%	2.5 pt
Net income (loss) (Group share)	82	(139)	Nm	32	Nm
EPS diluted (in Euro)	0.04	(0.06)	Nm	0.01	Nm
E/ADS* diluted (in USD)	0.05	(0.08)	Nm	0.02	Nm
Number of diluted shares (million)	2,316.6	2,259.8	2.5%	2,300.5	0.7%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4523 as of June 30, 2011; 1.2291 as of June 30, 2010 and USD 1.4183 as of March 31st, 2011

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Key figures

Geographic breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)
North America	1,554	1,489	4.4%	1,558	-0.3%
Asia Pacific	667	641	4.1%	540	23.5%
Europe	1,152	1,178	-2.2%	1,124	2.5%
RoW	530	505	5.0%	518	2.3%
Total group revenues	3,903	3,813	2.4%	3,740	4.4%

Group breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2011	2010	(% or pt)	2011	(% or pt)
Networks	2,475	2,304	7.4%	2,418	2.4%
- o/w IP	406	318	27.7%	349	16.3%
- o/w Optics	645	622	3.7%	654	-1.4%
- o/w Wireless	1,079	1,021	5.7%	1,118	-3.5%
- o/w Wireline	357	366	-2.5%	309	15.5%
- o/w eliminations	(12)	(23)	Nm	(12)	Nm
Applications	486	489	-0.6%	451	7.8%
- o/w Enterprise Applications	285	305	-6.6%	285	0.0%
- o/w Networks Applications	200	188	6.4%	166	20.5%
- o/w eliminations	1	(4)	Nm	(0)	Nm
Services	871	883	-1.4%	809	7.7%
Other & eliminations	71	137	Nm	62	Nm
Total group revenues	3,903	3,813	2.4%	3,740	4.4%

Breakdown of group	Second	Second	% change	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2011	2010	(% or pt)	2011	(% or pt)
Networks	48	55	-12.7%	63	-23.8%
In % of revenues	1.9%	2.4%	-0.5 pt	2.6%	-0.7 pt
Applications	19	(17)	Nm	(15)	Nm
In % of revenues	3.9%	-3.5%	7.4 pt	-3.3%	7.2 pt
Services	53	19	ca 3x	(21)	Nm
In % of revenues	6.1%	2.2%	3.9 pt	-2.6%	8.7 pt
Other & eliminations	(12)	(29)	Nm	(14)	Nm
Total group op. income (loss)	108	28	ca 4x	13	ca 8x
In % of revenues	2.8%	0.7%	2.1 pt	0.3%	2.5 pt

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Cash Flow highlights	Second quarter	First quarter	Second quarter
(In Euro million )	2011	2011	2010
Net (debt)/cash at beginning of period	106	362	533
Adjusted operating income / (loss)	108	13	28
Depreciation & Amort; OP non cash; other**	156	171	221
Op. Cash Flow before change in WCR*	264	184	249
Change in operating WCR	(263)	82	(202)
Change in other working capital**	(19)	(97)	(105)
Operating Cash Flow (3)	(18)	169	(58)
Interest	(36)	(100)	(45)
Taxes	(34)	(20)	(46)
Cash contribution to pension & OPEB	(50)	(46)	(64)
Restructuring cash outlays	(80)	(82)	(76)
Cash flow from operating activities	(218)	(79)	(289)
Capital expenditures (incl. R&D cap.)	(132)	(134)	(146)
Free Cash Flow	(350)	(213)	(435)
Discontinued, Cash from financing & Forex	(132)	(43)	3
Change in net(debt)/cash position	(482)	(256)	(432)
Net (debt)/cash at end of period	(376)	106	101

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

**Changes compare to past figures coming from netting FX impact

Statement of position - Assets	June 30,	March 31,	June 30,
(In Euro million)	2011	2011	2010
Total non-current assets	11,450	11,391	12,902
of which Goodwill & intangible assets, net	5,971	6,113	6,937
of which Prepaid pension costs	2,575	2,510	2,902
of which Other non-current assets	2,904	2,768	3,063
Total current assets	10,762	11,346	12,566
of which OWC assets	5,668	5,673	6,210
of which other current assets	1,066	1,216	1,515
of which marketable securities, cash & cash equivalents	4,028	4,457	4,841
Total assets	22,212	22,737	25,468

Statement of position - Liabilities and equity	June 30,	March 31,	June 30,
(In Euro million)	2011	2011	2010
Total equity	4,050	4,114	3,148
of which attributable to the equity owners of the parent	3,420	3,490	2,473
of which non controlling interests	630	624	675
Total non-current liabilities	9,764	9,712	11,828
of which pensions and other post-retirement benefits	4,513	4,513	6,596
of which long term debt	4,009	3,948	3,771
of which other non-current liabilities	1,242	1,251	1,461
Total current liabilities	8,398	8,911	10,492
of which provisions	1,590	1,689	2,265
of which short term debt	418	413	1,040
of which OWC liabilities	4,753	4,952	5,250
of which other current liabilities	1,637	1,857	1,937
Total liabilities and shareholder’s equity	22,212	22,737	25,468

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BUSINESS COMMENTARY

NETWORKS

For the second quarter 2011, revenues for the Networks segment were Euro 2.475 billion, an increase of 7.4% compared to Euro 2.304 billion in the year-ago quarter and an increase of 2.4% compared to Euro 2.418 billion in the first quarter 2011. At constant currency exchange rates, Networks revenues increased 14.1% year-over-year and increased 5.8% sequentially. The segment posted an adjusted2 operating1 profit of Euro 48 million or an operating margin of 1.9% compared to an adjusted2 operating1 profit of Euro 55 million or a margin of 2.4% in the year ago period.

Key highlights:

•

The IP division registered its third consecutive quarter of growth in excess of 25% in the second quarter, with an increase of 27.7% from the year-ago quarter to Euro 406 million. Within the division, growth was once again driven by the IP/MPLS service router business, where revenue growth continued at last quarter’s near-40% pace. Growth in the Americas region remained strong and was joined this quarter by very strong growth in the Asia Pacific region. During the quarter Alcatel-Lucent reaffirmed its leadership in service routing with the announcement of the industry’s first network processor to support 400 Gigabits-per-second data speeds. The new processor, which also cuts power consumption by up to 50%, is being demonstrated today and will be available in Alcatel-Lucent’s service router portfolio in 2012. Elsewhere, China Telecom selected our Service Router portfolio for the first deployment of 100G technology in China. Strong growth also continued in the mobile backhaul end-market, where MTS, the leading telecommunications operator in Russia, selected our IP/MPLS mobile backhaul solution following its introduction of 3G mobile broadband services. We also announced a strategic alliance with thePlatform targeting cable and IPTV providers with a jointly developped multiscreen video solution that incorporates the Velocix Digital Media Delivery Platform.

•

Revenues for the Optics division were Euro 645 million, an increase of 3.7% from the year-ago quarter that was driven by double-digit growth in the submarine business and by continued growth in our WDM and wireless (microwave) transmission segments. Our single-carrier 100G technology continued to make inroads in the optical transport market as it was selected by France’s Completel for a major upgrade of its backbone communications network, by New World Telecom in Hong Kong, and was successfully trialed by Mobily in Saudi Arabia. Our next-gen, 100G capable WDM, platform successfully passed testing and was certified for use by Russian telecommunications authorities and was subsequently selected by Russia’s MTS for its optical transport network in metropolitan areas. In the submarine business, Alcatel-Lucent was selected by ASC International to deploy a new cable system linking Perth, Australia and Singapore. Alcatel-Lucent also achieved a major step in optical backbone optimization with OTN/WDM integration into one single platform. With the public launch of its 1830 PSS R4.0 in June, the company brings multi-terabit core optical switching capability onto its market-leading, 100G-capable WDM product family by leveraging the industry’s first 1Tb/s single chip.

•

Growth in the Wireless division continued as revenues increased 5.7% from the year-ago quarter to Euro 1.079 billion. At constant currency exchange rates, wireless revenue increased 14.8% year-over-year. Gains were led by our CDMA EV-DO business in the Americas, by our 2G and 3G businesses in the Asia Pacific region and by our 4G LTE business. In 4G LTE, we announced an agreement with Cassidian, an EADS Company, to provide a 4G LTE-based mobile broadband solution for emergency response and security communications systems; and we expanded our joint venture with State Corporation Russian Technologies to develop and manufacture LTE components customized for the Russian market. During the quarter we made the world’s first long-distance call using lightRadioTM, our breakthrough architecture for mobile and broadband networks. In the area of small cells, MegaFon has chosen Alcatel-Lucent to improve in-building, 3G mobile coverage in Moscow and Alcatel-Lucent and Broadcom announced an integrated Femtocell gateway reference design that will establish a standard for Femto-enabled residential gateways.

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•

Revenues in the Wireline division slipped 2.5% below their year-ago level, to Euro 357 million, but they increased 3.6% at constant currency exchange rates. Growth was strong in the Asia Pacific region, led by our fiber access business. Our IP-DSLAM business was stable, and our legacy TDM switching and legacy DSL businesses declined. Alcatel-Lucent was selected by China Telecom to deploy a fiber optic broadband access network that includes a mix of passive optical networking (PON) technologies connecting homes, office buildings and remote nodes. China Telecom also selected Alcatel-Lucent for its first commercial deployment of IMS technology to help evolve its legacy network to an all-IP infrastructure. Our end-to-end IMS solution was also selected by France’s SFR for its IP transformation and the migration of its TDM network to a fully converged architecture. SaskTel named Alcatel-Lucent as the primary infrastructure provider to its GPON-based Fiber to the Premises program, which is part of an end-to-end High Leverage NetworkTM deployment that also includes our service routers, optics and network management solutions.

•

Sales of our next-generation Networks products increased 20% from the year-ago quarter at constant currency and reached Euro 1.001 billion in the second quarter. This accounts for 40% of Networks sales.

•

The slight deterioration in adjusted operating margin from the year-ago quarter was largely due to a change in geographic mix which offset continued strong contributions from the IP and Wireless divisions.

APPLICATIONS

For the second quarter 2011, revenues for the Applications segment were Euro 486 million, a decrease of 0.6% from Euro 489 million in the year-ago quarter and an increase of 7.8% compared to Euro 451 million in the first quarter 2011. At constant currency exchange rates, Applications revenues increased 4.7% year-over-year and increased 10.2% sequentially. The segment posted an adjusted2 operating1 profit of Euro 19 million or an operating margin of 3.9% compared to an adjusted2 operating1 loss of Euro (17) million or a margin of (3.5)% in the year ago period.

Key highlights:

•

Network applications revenues of Euro 200 million increased 6.4% from the year-ago quarter in the second quarter, marking a fifth consecutive quarter of year-over-year growth. The increase was led by strong growth in Digital Media & Advertising, Messaging and our Motive solution (remote customer management). Within Digital Media & Advertising, our Digital Media Store and Optism mobile advertising applications continued to gain traction with operators worldwide, with 11 and 8 wins respectively since they were launched last year. Most recently, we announced a collaboration with Percept Knorigin, a digital media company that will use our Digital Media Store to expand the distribution of digital entertainment content to subscribers across India. During the quarter, Motive solutions were selected by BT and China Unicom Beijing to support and enhance the end-user experience with broadband services. As part of our IMS deployment with China Telecom, we will work with them to develop network applications for that deployment. We also announced initiatives to fuel the growth of applications by providing the education and tools required by applications developers.

•

Revenues in our Enterprise applications business decreased 6.6% from the year-ago quarter, to Euro 285 million in the second quarter 2011. At constant currency exchange rates, Enterprise applications decreased 0.7%. Genesys, our customer contact center software business, grew high single-digit at constant currency driven by the ongoing strong recovery of its core call center business as well as the rapid growth in adjacent markets such as iWD, WFO and Analytics. Revenue from Enterprise telephony and data networks declined at a mid single-digit rate, impacted by temporary disruptions in the supply chain, following a move to a new logistics hub in Europe. Our Enterprise data business nonetheless remains poised for strong growth with an increase in bookings of close to 40% and more than 20 new customers for the Omniswitch 10k, its flagship 10-gigabit Ethernet switch.

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•

The increase in adjusted operating margin in the Applications segment from the year-ago quarter was due to improvements in the Network applications unit that were driven by higher volumes and expense control. The profitability of Enterprise Applications was maintained at last year’s solid level.

SERVICES

For the second quarter 2011, revenues for the Services segment were Euro 871 million, a decrease of 1.4% compared to Euro 883 million in the year-ago quarter and an increase of 7.7% compared to Euro 809 million in the first quarter 2011. At constant currency exchange rates, Services revenues increased 2.9% year-over-year and increased 9.8% sequentially. The segment posted an adjusted2 operating1 profit of Euro 53 million or 6.1% of revenues compared to an adjusted2 operating1 profit of Euro 19 million or a margin of 2.2% in the year ago quarter.

Key highlights:

•

Growth picked up in our Managed and Outsourcing Solutions business in the second quarter with revenues increasing more than 20% from the year-ago quarter. During the quarter, Alcatel-Lucent was selected by Fujian Unicom, a wholly-owned subsidiary of China Unicom, to manage its mobile and fixed networks in the cities of Xiamen and Nanping, and by Etisalat Nigeria to continue providing managed services, including network operations and maintenance, for their mobile network.

•

Revenues in the Network and Systems Integration (NSI) business increased at a single-digit rate in the second quarter, with continued strong growth in network transformation projects. Growth was particularly strong in the Americas. Our NSI unit will provide a comprehensive range of professional services as part of the managed services contract with Etisalat Nigeria and the IMS deployment at SFR.

•

Revenues fell at a double-digit rate in the second quarter in our Network Build & Implementation (NBI) business (which is focused on civil works) reflecting the continued impact of political unrest in North Africa and the Middle East, as well as project closeouts. We see significant opportunities for this business, particularly in the various fiber-based broadband buildouts that are under consideration.

•

Revenues in our Maintenance business also fell in the second quarter, with declines in both “product-attached” maintenance (the maintenance of Alcatel-Lucent products) and in multi-vendor maintenance. The decline in product-attached maintenance was due to weakness in the EMEA region, which offset gains in the Americas and the Asia Pacific regions. Lower multi-vendor revenues reflect a strategic repositioning within certain projects.

•

The end market we define as “Strategic Industries” (including transportation, energy, and the public sector) continued as a source of strong revenue growth for the Services segment in the second quarter, particularly for our Network and Systems Integration business where growth was fueled by public safety projects across all regions. During the quarter we announced that we are working with EPB, Chattanooga’s electric power distributor, to provide their smart grid network with the ability to measure, monitor and control their electricity distribution in real time at fine levels of detail.

•	The improvement in adjusted operating margin from the year-ago quarter reflects the impact across the Services business of ongoing programs to address and improve processes and financial discipline.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/2q2011

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Notes

Adjusted and reported figures are unaudited. Reported figures have been subject to a limited review and the report is in the process of being issued.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-	“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2011 Upcoming events

November 4, 2011: third quarter 2011 results

About Alcatel-Lucent (Euronext Paris and NYSE : ALU)

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, Alcatel-Lucent is a leader in mobile, fixed, IP and optics technologies, and a pioneer in applications and services. Alcatel-Lucent includes Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach.

The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Constance de Cambiaire	Tel: + 33 (0)1 40 76 10 13	Constance.De_Cambiaire@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, an adjusted operating margin above 5% for 2011 and continued market share gains. Words such as “expects,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” momentum,” “continue,” “reach,”, “confident in,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants and to correctly identify and invest in the technologies that become commercially accepted, demand for our products, and acceptance of the technologies we seek to pioneer; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of suppliers for the components =we need or a tight market for commodity components; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; control of costs and expenses; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2010, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2011			Q2-2011			1st half 2011
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,740		3,740	3,903	0	3,903	7,643		7,643
Cost of sales (a)	(2,386)		(2,386)	(2,505)	0	(2,505)	(4,891)		(4,891)
Gross Profit	1,354	0	1,354	1398	0	1,398	2,752	0	2,752
Administrative and selling expenses (b)	(746)	30	(716)	(709)	28	(681)	(1,455)	58	(1,397)
Research and Development costs (c)	(663)	38	(625)	(646)	37	(609)	(1,309)	75	(1,234)
Operating income (loss) (1)	(55)	68	13	43	65	108	(12)	133	121

Restructuring costs	(31)		(31)	(50)	0	(50)	(81)		(81)
Impairment of assets			0	0	0	0	0		0
Post-retirement benefit plan amendment	69		69	(2)	0	(2)	67		67
Litigations	4		4	0	0	0	4		4
Gain/(los) on disposal of consolidated entities	4		4	(2)	0	(2)	2		2
Income (loss) from operating activities	(9)	68	59	(11)	65	54	(20)	133	113

Financial result (net)	17	0	17	19	0	19	36	0	36
Share in net income(losses) of equity affiliates	0		0	2	0	2	2		2
Income tax benefit (expense) (d)	(12)	(26)	(38)	47	(26)	21	35	(52)	(17)
Income (loss) from continuing operations	(4)	42	38	57	39	96	53	81	134
Income (loss) from discontinued activities	(1)		(1)	1	0	1	0		0
Net Income (loss)	(5)	42	37	58	39	97	53	81	134

of which : Equity owners of the parent	(10)	42	32	43	39	82	33	81	114
Non-controlling interests	5		5	15	0	15	20		20

Earnings per share : basic	(0.00)		0.01	0.02		0.04	0.01		0.05
Earnings per share : diluted	(0.00)		0.01	0.02		0.04	0.01		0.05

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Adjusted Operating Income (loss) corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at June 30, 2011).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer